Filed Pursuant to Rule 253(g)(2)
File No. 024-11018
YOUNOW, INC.
SUPPLEMENT NO. 1 DATED OCTOBER 8, 2019
TO THE OFFERING CIRCULAR DATED JULY 12, 2019
This document supplements, and should be read in conjunction with, the offering circular of YouNow, Inc. (the “Company”) dated July 12, 2019 and filed by the Company with the Securities and Exchange Commission (the “SEC”) on July 12, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.
The purpose of this supplement is to disclose:

•	updates to the descriptions of the settlement procedures by which users of Props Apps are issued Props Tokens;

•	updates to one of the terms of the Protocol Rewards Engine involved in the settlement procedures;

•	updates to one risk factor regarding the settlement procedures;

•	updates to one risk factor regarding the generation of sufficient cash from operations and through the sale of Props Tokens;

•	updates to risk factors regarding malicious cyberattacks;

•	updates to one risk factor regarding the tax treatment of the Props Tokens; and

•	updates to the description of certain Unites States federal income considerations.
The following revised text replaces the text in the Offering Circular’s section below the caption “Risk Factors—You may never receive Props Tokens in connection with performing in-app activities unless you are able to complete certain steps within 120 days of receipt of Pending Props and “claim” your Pending Props.”:
You are not guaranteed to receive Props Tokens for performing in-app activities, including those described under “Description of the Props Live Video App” or in connection with one-time discretionary grants by YouNow. Prior to receiving any Props Tokens, you must complete certain minimum steps—including completion of our standard KYC and AML procedures and completion of all tax forms requested by us, as well as “claim” your Pending Props. See “Description of the Props Tokens Being Offered—Receiving Props Tokens” for a general description of the required steps in Props Apps and “Description of the Props Live Video App—Terms of Receiving Rewards” for a description of the required steps in the Props Live Video App. In the Props Live Video App, we anticipate that the KYC and AML procedures and documentation requirements required of users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, we may not require tax forms for users receiving small numbers of Props Tokens. Once a user has reached a maximum threshold of total Props Tokens earned, however, we may require that the user complete additional KYC/AML procedures and documentation in order to receive Props Tokens.
Upon completing in-app activities or upon offer of a one-time discretionary grant, there will be indication, in your Props App account, of receipt of Pending Props, which are accounting mechanisms used by the Props Network participants to signify who is provisionally entitled to receive Props Tokens. Generally, if a user that is given Pending Props in connection with in-app activities or in connection with one-time discretionary grants offer fails to complete the above-described required steps within 120 days of receiving them, the Props App user may never obtain the Props Tokens. The Props App, including the Props Live Video App, may cancel any such Pending Props. See “Description of the Props Live Video App—Terms of Receiving Rewards” for additional information. As a result, you should not view the performance of in-app activities or offering of a one-time grant as a guarantee that you will receive Props Tokens. YouNow does not anticipate exercising this discretion to revoke Pending Props associated with activities performed in Props Apps except in cases of users apparently abandoning them. If YouNow were to determine to exercise its discretion to revoke Pending Props, YouNow intends to communicate with any user with such Pending Props prior to revoking them, via in-app communications and via email.
Further, before you receive Props Tokens, Props Apps like the Props Live Video App may also need to complete certain additional steps, including checking for fraud or violation of the Terms of Service, and administrative procedures related to settlement that can delay the issuance or Props Tokens after you have performed in-app activities. Further, issuance by YouNow of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by YouNow to the user’s wallet is confirmed by validators on the Ethereum blockchain. Prior to settlement, Props Live Video App users, Validators, and grantees have no right to receive Props Tokens, and if YouNow or Props PBC, as applicable, were to dissolve or liquidate, or if YouNow would cease to reward users of its Props Live Video App or Validators or Props PBC were to cease making grants with Props Tokens, then users, Validators, and grantees will have no right to receive Props Tokens, and they may never receive these Props Tokens.
The following revised text replaces the corresponding text in the Offering Circular’s section captioned “Description of the Props Network—The Protocol Rewards Engine”:
•distribute rewards: Validators and Props Apps can collect any rewards that have been allocated to them on previous days with this function. Users of Props Apps must “claim” their rewards by requesting the allocation of the rewards, while Validators’ rewards are distributed automatically.
The following revised text replaces the corresponding text in the Offering Circular’s section captioned “Description of the Props Live Video App—Terms of Receiving Rewards”:
Terms of Receiving Rewards
You may receive Props Tokens from us in connection with our app rewards program as described in “Plan of Distribution.” Any rewards are made subject to additional administrative steps and checks that must be completed prior to a Props Live Video App user or grantee claiming Props Tokens. Users and grantees will only be able to receive Props Tokens when they have completed all of these necessary steps and the Props Live Video App has completed its required steps. Below, we have described the steps that must be taken in order to receive Props Tokens from us:
Steps to Be Taken By the User
Prior to any issuance of Props Tokens to app users, we require that a recipient complete our standard KYC and AML procedures, complete all tax forms requested by us, and complete any other documentation we may require. We anticipate that the KYC and AML procedures, tax forms, and documentation required of users earning Props Tokens in amounts below a certain threshold set in our discretion will be more basic, in order to minimize unnecessary administrative burdens on users. For example, we may not require tax forms for users receiving small numbers of Props Tokens. Once a user has reached a maximum threshold of total Props Tokens earned, however, we may require that the user complete additional KYC and AML procedures, tax forms, and documentation in order to receive Props Tokens.
These steps must be completed within 120 days of the date that a user received a Pending Props. Pending Props received in connection with performance of activities in the Props Live Video App or as a receipt of a one-time discretionary grant may expire if a user does not complete these steps within 120 days of receiving them. As a result, if a user that is given Pending Props in connection with in-app activities or in connection with our one-time discretionary grant offer simply fails to complete these steps within 120 days of receiving them, the Props App user may never obtain the Props Tokens. YouNow may cancel any such Pending Props. We do not anticipate exercising this discretion to revoke Pending Props associated with activities performed in the Props Live Video App except in cases of users apparently abandoning them. If YouNow were to determine to exercise its discretion to revoke Pending Props, YouNow intends to communicate with any user with such Pending Props prior to revoking them, via in-app communications and via email.
In order to limit the role of Pending Props on the Props Network and encourage users to complete KYC and AML checks, YouNow may, in its sole discretion, limit the number of Pending Props a user may accrue to 100,000 if she has not yet completed the steps described under “Description of the Props Live Video App—Terms of Receiving Rewards—Steps to Be Taken by the Props Live Video App.” Users may not accrue more than this maximum number of 100,000 Pending Props, and users will not receive Pending Props in connection with in-app activities if the user has already reached this maximum number. YouNow reserves the right to adjust this number in its sole discretion. For purposes of calculating the maximum number of Pending Props that may be accrued, YouNow intends to not count any Pending Props associated with a user’s account in connection with our one-time discretionary grants made pursuant to this offering circular.
Some users will not, however, need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML in connection with the Props Live Video App’s pre-existing cash rewards program. These users will be able to claim their Props Tokens upon registering a wallet address with YouNow and completion of YouNow’s fraud checks. Approximately 800-1,300 active users (or, including users who have not accessed the app recently, 9,000 users) have already completed these checks.
Users who have not yet completed KYC/AML prior to qualification will need to complete this step prior to receiving Props Tokens. We expect KYC/AML checks to take no more than 10 days from the date of receipt of user information. Initially after launch, however, we expect to not be able to accept user information; we expect to be able to accept user information to complete these checks within 150 days of qualification. Once available, we will require that these steps be completed by logging into the user’s account on the YouNow app website at https://www.younow.com/login. In the future, we plan to also allow users to complete these steps within our app. If a user of the Props Live Video App must still complete some of these steps in order to earn Props Tokens in the Props Live Video App, we will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens. For these users, YouNow will not exercise the above-described discretion it has to cancel Pending Props 120 days after their receipt until 120 days after the date on which KYC/AML checks are available on the YouNow app website.
We may require, in our sole discretion, that a user has obtained a minimum number of 50 Pending Props before we allow the user to complete our KYC and AML procedures. As a result, users must have this minimum number of Pending Props prior to receiving any Props Tokens as rewards in the Props Live Video App. Users may also be required to affirmatively “claim” Props Tokens. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.
As described under “Description of the Props Tokens Being Offered—Receiving Props Tokens,” receipt of Props Tokens requires a “wallet”—which is the form in which a public key can be presented and recorded on the Ethereum blockchain. Props Tokens may be received into wallet accounts in any amounts, including in fractional amounts of a whole Props Token.
Steps to Be Taken by the Props Live Video App
Props Tokens may only be distributed to Props Live Video App users after the completion of our processes to confirm that rewards are validly issued pursuant to the terms of use of the Props Live Video App. We anticipate that these checks will take up to 10 days for user rewards in the Props Live Video App.
After the completion of all of these steps, YouNow will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet” specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. Prior to the issuance of Props Tokens to a user’s wallet, users must “claim” their Props Tokens by indicating the number of Props Tokens to be issued to the user’s wallet. See “Plan of Distribution—YouNow Offering—App Rewards” for more information about this process. Upon initiation of this transaction, YouNow will cancel the corresponding number of Pending Props from the user’s account. Users must complete the requirements described in Description of the Props Tokens Being Offered—Receiving Props Tokens.” Issuance by YouNow of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by YouNow to the user’s wallet is confirmed by validators on the Ethereum blockchain.
Prior to settlement, Props Live Video App users have no right to receive Props Tokens, and if YouNow were to dissolve or liquidate, or if YouNow would cease to reward users of its Props Live Video App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens.
The following revised text replaces the corresponding text in the Offering Circular’s section captioned “Plan of Distribution—YouNow Offering—App Rewards,” "Plan of Distribution—YouNow Offering—Discretionary User Grants," and "Plan of Distribution—YouNow Offering—Validator Rewards":
App Rewards
The Props Tokens distributed as rewards to reward users of its Props Live Video App will be distributed as rewards for users of the Props Live Video App. For more details, please see the section of this offering circular captioned “Description of The Props Live Video App.”
Any such rewards will be made subject to the terms and conditions of the Props Live Video App, and participating users will only be eligible to receive Props Tokens as rewards if they review and accept the terms and conditions for use of the Props Live Video App. Participants seeking to receive Props Tokens included in this offering will be required to electronically complete and execute the terms of use of the Props Live Video App, which will contain the terms of distribution of the Props Live Video App. Users under the age of 18 must been emancipated or have the consent of their parents or guardians to accept the terms. A specimen copy of the terms of use of the Props Live Video App, including instructions for completing it, is included as an exhibit to this offering circular, and will be available.

As described in “Description of The Props Live Video App—Terms of Receiving Rewards,” rewards of Props Tokens to users will not be made immediately upon completing the in-app community or contribution activities necessary to earn the rewards. Rewards are made subject to additional administrative steps and checks that must be completed prior to a Props Live Video App user claiming Props Tokens. Users will be able to receive the rewards when they have completed all of these necessary steps. These steps must be completed within 120 days of the date that a user received a Pending Prop, our accounting mechanisms used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with performance of activities in the Props Live Video App may expire if a user does not complete these steps within 120 days of receiving them. YouNow may cancel any such Pending Props in its sole discretion.
Some users will not need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML in connection with the YouNow app’s pre-existing cash rewards program. These users will be able to claim their Props Tokens upon registering a wallet address with YouNow and completion of YouNow’s fraud checks. Users who have not yet completed KYC/AML prior to qualification will need to complete this step prior to receiving Props Tokens. We expect KYC/AML checks to take no more than 7 days from the date of receipt of user information. Initially after launch, however, we expect to not be able to accept user information; we expect to be able to accept user information to complete these checks within 150 days of qualification. Once available, we will require that these steps be completed by logging into the user’s account on the YouNow app website at https://www.younow.com/login. In the future, we plan to also allow users to complete these steps within our app. If a user of the Props Live Video App must still complete some of these steps in order to earn Props Tokens in the Props Live Video App, we will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens. For these users, YouNow will not exercise the discretion it has to cancel Pending Props 120 days after their receipt until 120 days after the date on which KYC/AML checks are available on the YouNow app website.
Upon such time that these required steps have been completed, YouNow will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Within the Props Live Video App, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.
Prior to receiving Props Tokens, users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Issuance by YouNow of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by YouNow to the user’s wallet is confirmed by validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.
Prior to settlement, Props Live Video App users have no right to receive Props Tokens, and if YouNow were to dissolve or liquidate, or if YouNow would cease to reward users of its Props Live Video App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props

Tokens. As outlined in the applicable terms of use, each participant will need to electronically complete a Form W-9.
Discretionary User Grants
The Props Tokens distributed as one-time discretionary grants to users of the Props Live Video App will be distributed as one-time grants to users. For more details, please see the section of this offering circular captioned “Description of The Props Live Video App.”
Users will only be eligible to receive Props Tokens as rewards if they review and accept the terms and conditions for use of the Props Live Video App. Participants seeking to receive Props Tokens included in this offering will be required to electronically complete and execute the terms of use of the Props Live Video App, which will contain the terms of distribution of the Props Live Video App. Users under the age of 18 must been emancipated or have the consent of their parents or guardians to accept the terms. A specimen copy of the terms of use of the Props Live Video App, including instructions for completing it, is included as an exhibit to this offering circular, and will be available.
As described in “Description of The Props Live Video App—Terms of Receiving Rewards,” these one-time discretionary grants are made subject to additional administrative steps and checks that must be completed prior to a Props Live Video App user claiming Props Tokens. Users will be able to receive the grants when they have completed all of these necessary steps. These steps must be completed within 120 days of the date that a user received a Pending Prop, our accounting mechanisms used to signify who is provisionally entitled to receive Props Tokens. Pending Props received in connection with one-time discretionary grants may expire if a user does not complete these steps within 120 days of receiving them. YouNow may cancel any such Pending Props in its sole discretion.
Some users will not need to complete additional steps related to KYC and AML procedures because they have already completed KYC/AML in connection with the YouNow app’s pre-existing cash rewards program. These users will be able to claim their Props Tokens upon registering a wallet address with YouNow and completion of YouNow’s fraud checks. Users who have not yet completed KYC/AML prior to qualification will need to complete this step prior to receiving Props Tokens. We expect KYC/AML checks to take no more than 7 days from the date of receipt of user information. Initially after launch, however, we expect to not be able to accept user information; we expect to be able to accept user information to complete these checks within 150 days of qualification. Once available, we will require that these steps be completed by logging into the user’s account on the YouNow app website at https://www.younow.com/login. In the future, we plan to also allow users to complete these steps within our app. If a user of the Props Live Video App must still complete some of these steps in order to earn Props Tokens in the Props Live Video App, we will provide in-app indications that the user must complete remaining steps in order to receive Props Tokens. For these users, YouNow will not exercise the discretion it has to cancel Pending Props 120 days after their receipt until 120 days after the date on which KYC/AML checks are available on the YouNow app website.
Upon such time that these required steps have been completed, YouNow will initiate a transaction on the Ethereum blockchain to cause the requisite number of Props Tokens to be associated with a “wallet”—i.e., the form in which a public key address can be presented and recorded on the Ethereum blockchain—specified by the user. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers. In order to issue Props Tokens to a user’s wallet, users must affirmatively “claim” them. Within the Props Live Video App, users can view the number of Pending Props they have received, the number of Pending Props that represent the number of Props Tokens that can be issued to their Wallet (indicated as “Props Available to Claim”), and the number of Props Tokens that currently reside in their wallet (indicated as “Props in Wallet”). Underneath the number of Props Available to Claim, there is a button labeled “Claim Props.” In order to claim Props Tokens and have them issued to a wallet, users must click on “Claim Props” and indicate the number of Props Tokens that the user wants to be issued into the user’s wallet. Once a user has indicated the number of Props Tokens to be issued, the issuance is effected on the Ethereum blockchain, and the user’s wallet will reflect a corresponding decrease in Props Available to Claim and increase in “Props in Wallet”.
Prior to receiving Props Tokens, users must complete the requirements described in “Description of the Props Tokens Being Offered—Receiving Props Tokens.” Issuance by YouNow of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by YouNow to the user’s wallet is confirmed by validators on the Ethereum blockchain. See “Description of the Props Tokens Being Offered—Token Transfers” for additional information regarding Props Token transfers.
Prior to settlement, Props Live Video App users have no right to receive Props Tokens, and if YouNow were to dissolve or liquidate, or if YouNow would cease to reward users of its Props Live Video App with Props Tokens, then users will have no right to receive Props Tokens, and they may never receive these Props Tokens. As outlined in the applicable terms of use, each participant will need to electronically complete a Form W-9.
Validator Rewards
The Props Tokens distributed as rewards to Validators will be distributed only to those persons who have been selected by Props PBC to act as Validators for the Props Blockchain. Props PBC will select the persons to serve as Validators on the Props Blockchain in its sole discretion, though we expect each selection will be made in a manner consistent with Props PBC’s stated public benefit purpose to “create an open, sustainable and equitable media network that fairly rewards all participants in the ‘Props Network’ (a digital media platform launched by the Corporation’s corporate parent, YouNow, Inc.), for their contributions to the network, by supporting and promoting the growth, research, development, and adoption of the protocol and token underlying the Props Network.” We expect that these selections will initially be made from the community of persons who have participated in past offerings of SAFTs or have other established relationships with YouNow. Persons wishing to participate as Validators for the Props Network may contact YouNow and Props PBC on the www.PropsProject.com/offering website.
In order to participate as a Validator and receive Props Tokens as validator rewards, the Validator must fulfill the requirements of operating as a Validator as further described under “Description of the Props Network—The Validators.”
In order to receive rewards, third-party Validators must have their wallet addresses registered with the Protocol Rewards Engine. This will determine to which public address the validator rewards will be sent, and is a function governed by the Protocol Rewards Engine. See “Description of the Props Network—The Protocol Rewards Engine” for additional details. Thereafter, the third party Validator may begin to receive the Props Tokens to be distributed as Validators rewards pursuant to this offering circular as compensation for its service as a Validator.
The Protocol Rewards Engine will automatically issue Props Tokens to the Validator’s chosen wallet on a daily basis. Issuance by YouNow of the Props Tokens and final settlement will only be made once the transfer of Props Tokens from a wallet controlled by YouNow to the user’s wallet is confirmed by validators on the Ethereum blockchain.
YouNow and Props PBC may, at any time, remove any person as a Validator in each of their sole discretion. See “Description of the Props Network—the Validators” for additional detail.
Prior to settlement, Validators have no right to receive Props Tokens, and if YouNow were to dissolve or liquidate, or if YouNow would cease to reward Validators with Props Tokens, then Validators will have no right to receive Props Tokens, and they may never receive these Props Tokens. Each Validator will need to electronically complete a Form W-9.
The following revised text replaces the text below the Offering Circular’s section captioned “Risk Factors—The systems and devices of the Props Network may be the target of malicious cyberattacks, which may result in security breaches and the loss or theft of tokens.  If these attacks occur or security is compromised, this could expose us to liability and reputational harm and could seriously curtail the utilization of the Props Tokens and cause a decline in the market price of the Props Tokens.”
The Props Network may be the target of malicious attacks seeking to identify and exploit weaknesses in the software, the Props Network, Props Apps or the Props Tokens, which may result in the loss or theft of tokens.  These attacks may include the following:
•Man-in-the-middle, phone hijacking, smurfing, spoofing and other denial of service attacks refer to situations where communications between computers on the Props Network are intercepted or interrupted.
•Social engineering attacks, including phishing emails, where attackers use impersonation to gain access to funds or private information (such as private keys).
Such attacks may materially and adversely affect the Props Network in the ways described above, and any such attacks, or the perception that any has occurred, also may materially and adversely affect the Props Network by reducing trust in the integrity of the Props Network, creating bad publicity, and ultimately decreasing demand for the applications on the Props Network.
In February 2019, YouNow was contacted by a reporter regarding a potential data breach into YouNow's user data, which allegedly occurred in 2017 and involved the exposure of user records for 40,000,000 users. The information provided by the reporter included a small sample of the data from the alleged breach, and included basic personal information (names), partial email information, and public IP addresses. YouNow considers the impact of the disclosed information on YouNow’s users to be minimal, as the disclosure of names, partial email information, and public IP addresses of the users in these circumstances is unlikely to cause substantial damage. Following the report, YouNow launched an internal review into the matter, and has not found any conclusive evidence of a data breach into its systems. We believe, however, that it is likely that it occurred. Regardless, YouNow has proactively taken action to secure its systems by revoking all existing passwords and access keys into any service and system which has access to user data, and introducing Single Sign On (SSO) and 2 Factor Authentication (2FA) across the company.
YouNow has disclosed information on the alleged breach to the Information Commissioner's Office (ICO) of the United Kingdom. The ICO has closed the investigation with no further regulatory action required. We also reported it to Agencia Espanola Proteccion Datos (AEPD), under GDPR regulations, which has also closed the investigation with no further regulatory action required. Various European data protection authorities have announced the protection of data relating to users who are minors to be a focus area in the coming years, which may mean that this data breach may result in a regulatory investigation into YouNow’s data practices, which may cause enforcement action to be taken in due course. In addition, other jurisdictions may require the filing of reports or other information related to the alleged breach. As of the date of this offering circular, we have made no additional filings or reports, which may also mean that this data breach may result in a regulatory investigation into YouNow’s data practices that could cause enforcement action to be taken in due course.
This breach is alleged to have occurred with respect to Props Live Video App accounts, which are separate from the blockchain infrastructure of the Props Network, including the Props Network’s Token Code and Protocol Rewards Engine. YouNow does not have access to or store private wallet addresses of any third party Props Token holders (including users) in the databases associated with the Props Live Video App, so that, even if a malicious actor used information from this alleged 2017 breach to access a Props Live Video App user’s account, she would not be able to gain control over the user’s Props Tokens as a result. See “As a holder of Props Tokens, you will be responsible for securing and maintaining your private keys and otherwise following cybersecurity best practices. Failure to do so may result in the loss of all your tokens” for more information about the necessity of keeping private keys safe. It would be possible for a malicious actor to use Props Live Video App account information to, for example, maliciously interfere with user experience of the Props Live Video App by changing account settings or other information associated with the account, including wallet addresses associated with the account so that, for example, the user’s app experience would not reflect the total Props Tokens she holds unless she undid the change. However, this user’s Props Tokens could not be stolen with only the information obtained in the alleged 2017 breach. As a result, YouNow does not believe that this potential breach poses any significant risks to Props Token holders.
The following revised text replaces the text below the Offering Circular’s section captioned “Risk Factors—If we are unable to generate sufficient cash from operations and through the sale of Props Tokens, we may be unable to fund our operations and, as a result, YouNow and Props PBC may be unable to support the Props Network as contemplated in this offering circular, which may have a material adverse effect on the Props Network and the value of the Props Tokens.”
While we previously indicated that we believed that our cash and cash equivalents would be sufficient for 16 months, we currently believe that our cash and cash equivalents will be sufficient to fund our operations through at least May 31, 2020. However, our cash forecasts and capital requirements are subject to change as a result of a variety of risks and uncertainties, including changes in revenue from the sale of “Bars” in our Props Live Video App, increases in operating costs like bandwidth and hosting fees, as well as revenue sharing arrangements. In addition, the costs of fully developing the Props Network may be greater than we originally anticipated. We believe, for example, that we will need to spend approximately $4.5 million over the next year in order to fund our operations and develop the Props Network, including through growing its user base and attracting additional app developers, but these expenses could be higher than anticipated and we may, nevertheless, be unable to recruit users or app developers. Our ability to fund these development efforts may, ultimately, depend on our ability to raise funds through the sale of Props Tokens in private placements, and if we aren’t able to attract a substantial number of users using Props Tokens or additional apps, such financing may not be available on favorable terms or at all.
The following revised text replaces the text below the Offering Circular’s section captioned “Risk Factors—The Props Network, YouNow and Props PBC may be at increased risks of cyberattack or other security incidents—which may result in the loss of Props Tokens and adversely affect the Props Network and the value of Props Tokens.”
The nature of our business may lead to an increased risk of fraud, cyberattack or other security incidents. Malicious actors may target the Props Network, including the Token Code and Protocol Rewards Engine, YouNow, or Props PBC, Props Apps, and Props App developers, in order to potentially gain possession of Props Tokens. As a result, the Props Network, YouNow and Props PBC may be subject to cyberattacks, security risks and risks of security breaches. A successful attack or breach of security could result in a loss of private data or unauthorized use or transfer of digital assets, including the loss of Props Tokens. Further, any successful attack or breach could adversely affect the further development and commercialization the Props Network, which could have a material adverse effect on the value of Props Tokens. For example, an attack on YouNow could jeopardize the operation of the app we expect will be the first Props App, and an attack on YouNow or Props PBC may jeopardize the operation of the Props Blockchain, which could affect the Props Network’s ability to operate. Attacks on the Token Code or Protocol Rewards Engine could also affect the Props Network’s ability to operate and cause the loss or theft of Props Tokens.

In February 2019, YouNow was contacted by a reporter regarding a potential data breach into YouNow's user data, which allegedly occurred in 2017 and involved the exposure of user records for 40,000,000 users. The information provided by the reporter included a small sample of the data from the alleged breach, and included basic personal information (names), partial email information, and public IP addresses. YouNow considers the impact of the disclosed information on YouNow’s users to be minimal, as the disclosure of names, partial email information, and public IP addresses of the users in these circumstances is unlikely to cause substantial damage. Following the report, YouNow has launched an internal review into the matter, and has not found any conclusive evidence of a data breach into its systems. We believe, however, that it is likely that it occurred. Regardless, YouNow has proactively taken action to secure its systems by revoking all existing passwords and access keys into any service and system which has access to user data, and introducing Single Sign On (SSO) and 2 Factor Authentication (2FA) across the company.
YouNow has disclosed information on the alleged breach to the Information Commissioner's Office (ICO) of the United Kingdom. The ICO has closed the investigation with no further regulatory action required. We also reported it to Agencia Espanola Proteccion Datos (AEPD), under GDPR regulations, which has also closed the investigation with no further regulatory action required. Various European data protection authorities have announced the protection of data relating to users who are minors to be a focus area in the coming years, which may mean that this data breach may result in a regulatory investigation into YouNow’s data practices, which may cause enforcement action to be taken in due course. In addition, other jurisdictions may require the filing of reports or other information related to the alleged breach. As of the date of this offering circular, we have made no additional filings or reports, which may also mean that this data breach may result in a regulatory investigation into YouNow’s data practices that could cause enforcement action to be taken in due course.
This breach is alleged to have occurred with respect to Props Live Video App accounts, which are separate from the blockchain infrastructure of the Props Network, including the Props Network’s Token Code and Protocol Rewards Engine. YouNow does not have access to or store private wallet addresses of any third party Props Token holders (including users) in the databases associated with the Props Live Video App, so that, even if a malicious actor used information from this alleged 2017 breach to access a Props Live Video App user’s account, she would not be able to gain control over the user’s Props Tokens as a result. See “As a holder of Props Tokens, you will be responsible for securing and maintaining your private keys and otherwise following cybersecurity best practices. Failure to do so may result in the loss of all your tokens” for more information about the necessity of keeping private keys safe. It would be possible for a malicious actor to use Props Live Video App account information to, for example, maliciously interfere with user experience of the Props Live Video App by changing account settings or other information associated with the account, including wallet addresses associated with the account so that, for example, the user’s app experience would not reflect the total Props Tokens she holds unless she undid the change. However, this user’s Props Tokens could not be stolen with only the information obtained in the alleged 2017 breach. As a result, YouNow does not believe that this potential breach poses any significant risks to Props Token holders.
Any of these types of attacks or any other security incidents, or the perception that any have occurred, may, however, also damage our reputation. Any breach of data security that exposes or compromises the security of any of the computers used by our employees or technology utilized by the Props Network could adversely impact the reliability of the network or introduce computer code to our software repositories that was not written by our engineers. These events may cause a material adverse effect to the Props Network and the value of your Props Tokens.

The following revised text replaces the text in the Offering Circular’s section captioned “Risk Factors—The tax treatment of the Props Tokens is uncertain, and there may be adverse tax consequences for you, validators and other holders upon certain future events”:
The tax treatment of the Props Tokens is uncertain, and there may be adverse tax consequences for you, validators and other holders upon receiving Props Tokens in connection with this offering.
The tax characterization of the Props Tokens is uncertain, and you must seek your own independent legal and tax advice with respect to U.S. and non-U.S. tax treatment, as applicable, of the acquisition of Props Tokens. Your receipt of Props Tokens may result in adverse tax consequences to you, including withholding taxes, income taxes and tax reporting requirements. We intend to treat the issuance of Props Tokens to a U.S. holder or non-U.S. holder, for U.S. federal income tax purposes, as compensation for services. Accordingly, a U.S. holder will generally be required to include in gross income the fair market value of the tokens it receives from us, and Props Tokens we issue to a non-U.S. holder may be subject to a 30% withholding tax if the services such holder performs for us are considered to have been performed in the United States and certain other conditions are met. We cannot and do not make any representations or assurances as to individual tax consequences, including the consequences of using Props Tokens as transaction currency.
If the Props Tokens are characterized as a “virtual currency” for U.S. federal income tax purposes, then, under a notice issued by the U.S. Internal Revenue Service in 2014 (the “Notice”), the general rules applicable to property transactions would apply. See “Certain United States Federal Income Tax Considerations,” herein. The Notice indicates that, in certain cases, persons acquiring Props Tokens may be subject to adverse tax consequences upon their receipt of Props Tokens. For example, validators on the Props Blockchain that are not acting in the capacity of an employee and that receive Props Tokens should report the fair market value of such tokens as self-employment income and may be subject to self-employment tax. The Notice also indicates that, in certain circumstances, a fork may result in adverse tax consequences to the holder of a Props Token. Finally, you may be required to report gain or loss if you use a token (including a Props Token) as a transaction currency.
The following revised text replaces the corresponding text in the Offering Circular’s section captioned “Certain United States Federal Income Tax Considerations”:
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
Set forth below is a discussion, in summary form, of certain United States federal income tax consequences relating to the receipt, ownership and disposition of Props Tokens to U.S. holders and non-U.S. holders. This summary does not attempt to present all aspects of the United States federal income tax laws or any state, local or foreign laws that may affect an investment in Props Tokens. This summary is by nature general in nature and should not be construed as tax advice to any prospective participant. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) and no assurance can be given that the IRS will agree with the tax consequences described in this discussion.
This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as available on the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below.
Each prospective participant should consult with its own tax adviser in order to fully understand the United States federal, state, local and foreign income tax consequences of the receipt of and an investment in Props Tokens. No formal or legal tax advice is hereby given to any prospective participant.

Transactions involving Initial Coin Offerings (“ICOs”) and token transactions are relatively new and it is more than likely that the IRS will issue guidance, possibly with retroactive effect, impacting the taxation of participants in an ICO and recipients of tokens. Future tax guidance from the IRS (or guidance resulting from future judicial decisions) could negatively impact recipients of Props Tokens.
This discussion is limited to U.S. federal income tax considerations to U.S. holders and non-U.S. holders that hold Props Tokens as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to particular holders in light of their individual circumstances, including holders subject to special treatment under U.S. tax laws, such as, for example:
•banks, thrifts, mutual funds or other financial institutions, underwriters, or insurance companies;
•traders in securities who elect to apply a mark-to-market method of accounting;
•real estate investment trusts and regulated investment companies;

•	tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;
•expatriates or former long-term residents of the United States;
•partnerships or other pass-through entities (or arrangements treated as such) or investors therein;
•dealers or traders in securities, commodities or currencies;
•grantor trusts;
•persons subject to the alternative minimum tax;
•U.S. persons whose “functional currency” is not the U.S. dollar;
•persons who receive Props Tokens in exchange for cash, other property (including tokens and other cryptoassets) or any other form of consideration other than services; or
•persons who are subject to the accounting rules under Section 451(b) of the Code.
For the purposes of this discussion, the term “U.S. holder” means a beneficial owner of Props Tokens, that is, for U.S. federal income tax purposes:

•
an individual who is a citizen or resident of the United States; a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any State thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

For the purposes of this discussion, a “non-U.S. holder” means a beneficial owner of Props Tokens that is neither a U.S. holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Props Tokens, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their tax advisors with regard to the U.S. federal income tax consequences of the ownership and disposition of Props Tokens.
THIS DISCUSSION DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF PROPS TOKENS. HOLDERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE RECEIPT, OWNERSHIP AND DISPOSITION OF PROPS TOKENS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.
Tax Treatment of Props Token Issuance
We intend to treat the issuance of Props Tokens to a U.S. holder or non-U.S. holder, for U.S. federal income tax purposes, as compensation for services. Accordingly, a U.S. holder will generally be required to include in gross income the fair market value of the tokens it receives from us, and Props Tokens we issue to a non-U.S. holder may be subject to a 30% withholding tax if the services such holder performs for us are considered to have been performed in the United States and certain other conditions are met. The holder should generally have a tax basis for U.S. federal income tax purposes in the Props Tokens it receives from us equal to the fair market value of the services rendered to us. The holder’s holding period in the Props Tokens should begin on the day the Props Tokens are issued to the holder.
Disposition of Props Tokens
A U.S. holder who sells, exchanges, or otherwise disposes of the Props Tokens for cash or other property (including pursuant to an exchange of such Props Tokens for other convertible virtual currency) should, pursuant to Internal Revenue Service Notice 2014-21 (the “Notice”), recognize capital gain or loss in an amount equal to the difference between the fair market value of the property received in exchange for such Props Tokens and the holder’s adjusted tax basis in the Props Tokens. This capital gain should be long-term if the holder has held its Props Tokens for more than one year prior to disposition. In addition, under the Notice, if the U.S. holder of Props Tokens utilizes such Props Tokens as a form of currency with which to acquire assets or pay for services, then the holder should recognize gain or loss in an amount equal to the difference between the fair market value of such property or services received in exchange for such Props Tokens and the holder’s adjusted tax basis in the Props Tokens.
Net Investment Income Tax
Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income”, which may include all or a portion of their net gains from the disposition of Props Tokens. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in Props Tokens.
Non-U.S. Holders
In general, a non-U.S. holder of Props Tokens should not be subject to U.S. federal income tax or, subject to the discussion below under “-Backup Withholding Tax and Information Reporting Requirements,” U.S. federal withholding tax on any gain recognized on a sale or other disposition of Props Tokens unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder or, in certain cases involving individual holders, a fixed base of the non-U.S. holder); or

•	the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale or disposition, and certain other requirements are met.
A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a corporation, the gain realized by such non-U.S. holder also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty) on its effectively connected earnings and profits for the taxable year, as adjusted for certain items. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by United States source capital losses even though the individual is not considered a resident of the United States. Non-U.S. holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Backup Withholding Tax and Information Reporting Requirements
U.S. backup withholding tax and information reporting requirements generally apply to payments to non-corporate U.S. holders of Props Tokens. Information reporting will apply to proceeds from the disposition of Props Tokens by a paying agent within the United States or who is a U.S.-related financial intermediary to U.S. holders, other than U.S. holders that are exempt from information reporting and properly certify their exemption. A paying agent within the United States or who is a U.S.-related financial intermediary will be required to withhold at the applicable statutory rate, currently 24%, in respect of any proceeds from the disposition of Props Tokens within the United States to a U.S. holder (other than U.S. holders that are exempt from backup withholding and properly certify their exemption) if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with applicable backup withholding requirements. U.S. holders who are required to establish their exempt status generally must provide a properly completed IRS Form W-9.
Information returns may be filed with the IRS in connection with, and non-U.S. holders may be subject to backup withholding on, amounts received in respect of their disposition of Props Tokens, unless the non-U.S. holder furnishes to the applicable withholding agent the required certification as to its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, as applicable, or the non-U.S. holder otherwise establishes an exemption. Proceeds from the sale or other disposition of Props Tokens received in the United States by a non-U.S. holder through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless such non-U.S. holder provides proof an applicable exemption or complies with certain certification procedures described above, and otherwise complies with the applicable requirements of the backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. holder’s U.S. federal income tax liability. A U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules in excess of such holder’s U.S. federal income tax liability by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.
EACH PARTICIPANT SHOULD SEEK, AND MUST DEPEND UPON, THE ADVICE OF HIS OR HER TAX ADVISOR WITH RESPECT TO THEIR RECEIPT OF AND INVESTMENT IN PROPS

TOKENS, AND EACH PARTICIPANT IS RESPONSIBLE FOR THE FEES OF SUCH ADVISOR. NOTHING IN THIS MEMORANDUM IS OR SHOULD BE CONSTRUED AS LEGAL OR TAX ADVICE TO A PARTICIPANT. PARTICIPANTS SHOULD BE AWARE THAT THE INTERNAL REVENUE SERVICE MAY NOT AGREE WITH ALL TAX POSITIONS TAKEN BY US AND THAT CHANGES TO THE INTERNAL REVENUE CODE OR THE REGULATIONS OR RULINGS THEREUNDER OR COURT DECISIONS AFTER THE DATE OF THIS OFFERING STATEMENT MAY CHANGE THE ANTICIPATED TAX TREATMENT TO A PARTICIPANT. WE WILL NOT OBTAIN ANY RULING FROM THE INTERNAL REVENUE SERVICE WITH REGARD TO THE TAX CONSEQUENCES OF THE RECEIPT OF OR AN INVESTMENT IN PROPS TOKENS.
THE TAX TREATMENT OF PROPS TOKENS IS UNCERTAIN AND THERE MAY BE ADVERSE TAX CONSEQUENCES FOR PURCHASERS UPON CERTAIN FUTURE EVENTS. THE ISSUANCE OF TOKENS MAY RESULT IN ADVERSE TAX CONSEQUENCES TO PARTICIPANTS, INCLUDING WITHHOLDING TAXES, INCOME TAXES AND TAX REPORTING REQUIREMENTS. EACH PARTICIPANT SHOULD CONSULT WITH AND MUST RELY UPON THE ADVICE OF ITS OWN PROFESSIONAL TAX ADVISORS WITH RESPECT TO THE UNITED STATES AND NON-U.S. TAX TREATMENT OF THE RECEIPT OF AND AN INVESTMENT IN TOKENS.